UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933



11008247

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

KEITH COLEMAN, 8704 SOUTH LOOMIS, CHICAGO, ILLINOIS 60620, 312-578-0100

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

It is the intention of the Issuer that this Offering Statement shall become qualified by operation of the terms of Regulation A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

Keith Coleman, 8704 South Loomis, Chicago, Illinois 60620

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

It is the intention of the Issuer that this Offering Statement shall become qualified by operation of the terms of Regulation A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

KEITH COLEMAN, 8704 SOUTH LOOMIS, CHICAGO, ILLINOIS 60620, 312-578-0100

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

It is the intention of the Issuer that this Offering Statement shall become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(b) the issuer's officers;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(f) promoters of the issuer;
DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(g) affiliates of the issuer;
NOT APPLICABLE

(h) counsel to the issuer with respect to the proposed offering;
NONE

(i) each underwriter with respect to the proposed offering;
NONE

(j) the underwriter's directors;
NOT APPLICABLE

(k) the underwriter's officers;
NOT APPLICABLE

(l) the underwriter's general partners; and
NOT APPLICABLE

(m) counsel to the underwriter.
NOT APPLICABLE

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose. No sales or subscription will be accepted to anyone not living in the states, where securities are approved for sale.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer; AFRO Dollar Inc.
(2) the title and amount of securities issued; Common Stock: 1,500,000 shares were issued
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; The current outstanding shares were issue by the Company at price of $.01 per share.
(4) the names and identities of the persons to whom the securities were issued.
Derric Price, Chairman 1,300,000 shares, Keith Coleman, Director, 100,000 shares, John Porter, CMO, 100,000 shares These constitute all of the outstanding shares of the Company.

(c) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph.

Not Applicable

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Regulation A provides an exemption to Section 5 of the Securities Act of 1933 (the "1933 Act"). A public offer or sale of securities that meets the following terms and conditions shall be exempt under section 3(b) from the registration requirements of the Securities Act of 1933 (the "Securities Act"):

The Issuer is offering stock to the public with a maximum selling aggregate value of $5,000,000, within the 12 month period.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.
No. Not Applicable

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;
Not Applicable
(2) To stabilize the market for any of the securities to be offered; Not Applicable
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
Not Applicable

(c) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II

OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered, and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

OFFERING CIRCULAR PROSPECTUS

AFRO DOLLAR Inc.

A/K/A AFRODollar.org

LOCAL COMMUNITY CURRENCY

Community Money-Community Cash

500,000 Shares

Price: $10 per Share

Selling Share Minimum (100 shares); $1,000
Children (18 & under) (10 shares); $ 100

This offering circular describes the initial public offering by AFRO DOLLAR Inc. (the "Company") a minimum of 20,000 shares and a maximum of 500,000 shares of its Common Stock at $10.00 per share. To participate in this Offering you must purchase a minimum of 100 shares, however management has reserved the right to issue 10 shares to children and young adults under the age of eighteen.

For each share of Common Stock you purchase in this offering, you will also receive one (1) Warrant to purchase one (1) share of Common Stock at an exercise price of $75 per share during the three (3) year period, beginning on the date on which the Company commences operations. The Company anticipates that the shares will be traded on the over the counter OTC market following the successful completion of this offering. Subscriptions are irrevocable and the purchase price is non-refundable. All proceeds received by the Company pursuant to this Offering, will be remitted to Bank of America, AFRO Dollar Escrow upon acceptance of the subscription by the Company.

YOUR INVESTMENT IN THE COMPANY'S SECURITIES INVOLVES SIGNIFICANT RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Subscription Price	Underwriter Discounts and Commissions [1]	Proceeds to the Company[2]
Per Share and Warrant	$10.00	None	$10.00
Total Minimum	20,000	None	$200,000
Total Maximum	500,000	None	$5,000,000

1. The Company's securities will be offered and sold on a "best efforts" basis by the officers and authorized representatives of the Company who will not receive any commissions or other compensation in connection with such offers or sales. The Company, however, reserves the right to hire investment bankers and/or brokers to sell its securities. No organizer, director, officer or employee of the Company will receive any additional compensation in connection with the offering.
2. Before deducting offering and pre-opening expenses in the aggregate amount of $150,000.

The date of this Prospectus is October 31, 2011

AFRODOLLAR.org 312-578-0100

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Table of Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of _______ pages.

SUMMARY

This summary highlights certain selected information from this prospectus ("Offering Circular") and may not contain all of the information that is important to you. As a result, you should also read the more detailed information and contained elsewhere in this Prospectus.

MISSION: Build wealth and transform select African American Middle Class Communities, to increase homeownership, social entrepreneurship, savings rate, small business development, and human capital development, through innovation by developing new financial and social responsible products.

The Company

AFRO DOLLAR Inc. a Illinois corporation ("Company") is organized as a Local Community Currency Institution (LCCI™) that will have federally insured deposits backed by the full faith and credit of the United States government. The Company will partner with FDIC insured-only financial institutions to introduce its innovative financial products and services. The Company will operate as a Local Community Currency Institution serving initially the needs of individuals, professionals, businesses and non-profit organizations located primarily on the Southside and Westside neighborhoods of Chicago and Chicago South Suburban Communities, and communities in the Northwest Indiana Metropolitan market area.

The Company's principal business activity is licensing, marketing and distributing the innovative financial products and services of the African American Face Reserve Obligation Inc, (creator of the original A.F.R.O. Dollar) a United States government approved local currency targeted toward low to middle class African American communities, the American Free Reserves Organization Digital- "Banking on a Chip" a deposit and saving account digital currency targeted to the general public and the Community BEE Card (CBEE) community cash money card, targeted to local small business chambers of commerce for their community.

The Company believes the design and security features of A.F.R.O Dollar became a model for the modern look of United States currency. The Company will market an electronic form of the A.F.R.O Dollar as local digital money-currency. The AFRO Dollar Digital money-currency, will be accepted by local (businesses, professionals, non-profits, churches, and governments) for purchase of goods, services and debt or bill payment transactions. Each AFRO Dollar is backed by a US Dollar. However, each AFRO Dollar has enhanced community benefits, by encouraging trade within the local community by members to increase community economic wealth, create jobs, support local businesses, develop social entrepreneurship and increase human capital development.

The Company will offer to its customers a wide variety of New and Innovative Financial Products and Services and will emphasize exceptional service that is highly personal, efficient, and technologically advanced, to emphasize Homeownership, Increase Savings Levels, Social Entrepreneurship Development and Small Business Development, Under-banked /Un-bank financial service access. See "Proposed Business of the Company."

The Company will encourage community-owned projects in real estate and mortgage loans to purchase or refinance single-family residences. The Company will also originate a significant number of construction and land development loans, along with multi-family residential, commercial loans, home equity loans and small business and micro loans. The Company will also invest in certain United States government and agency obligations and other investments.

The Company believes that the Chicago South Suburban Communities are in need of new community-focused financial services institution to serve their residents with fair and responsible financial products. Like many smaller and "older" communities throughout the northern Illinois, these areas are experiencing economic and social transformation. Concerned with quality of life issues such as crime, educational opportunities, jobs and affordable housing, there has been a large influx of people relocating to the Chicago South-Suburban areas, most notably from the Chicago metropolitan area. Moreover, the area has a wealth of new economic opportunities. State, county and local community organizations are individually and collectively working to revitalize older properties, develop new properties and implement strategies to support existing businesses and attract new ones to the area.

As a result of this population and economic growth, the Company believes that the Chicago South Suburban Municipalities will welcome and support the formation and operation of the Company. See "Proposed Business of the Company."

The "Chicago South Suburban" Municipalities includes Blue Island, Burnham, Calumet City, Calumet Park, Chicago Heights, Country Club Hills, Dixmoor, Dolton, East Hazel Crest, Flossmoor, Ford Heights, Frankfort, Glenwood, Harvey, Hazel Crest, Homewood, Lansing, Lynwood, Markham, Matteson, Oak Forest, Olympia Fields, Park Forest, Phoenix, Richton Park, Riverdale, Robbins, Sauk Village, South Chicago Heights, South Holland, Steger, Thornton, and University Park.

The Company will also establish operations in the Northwest Indiana Market in the cities of Gary, Hammond, and East Chicago; these cities are included in the Chicago Metropolitan Statistical Trade Area.

The Company main office will locate in the Chicago Southside community-Bronzeville. Within the first several months of the Company opening for business, the Company will open a second branch office in the West-side neighborhood community-Lawndale near Downtown Chicago, and the third and fourth branch offices will be in two of the selected Chicago South-Suburb communities and the fifth branch office will be in Northwest Indiana; Gary, Indiana. The Company executive office location is Downtown Chicago: 3 First National Plaza, Chicago, Illinois 60602; Phone 312-578-0100.

New Markets Expansion-other States/cities 20 states-42 markets

In addition to serving select communities in Illinois the Company will open regional offices in 20 states serving Middle Class (low to moderate communities in select congressional districts) (Alabama 7, California 33,37,35, Florida 3,17,23, Georgia 2,4,5,13, Illinois 1,2,7, Louisiana 2, Maryland 4,7, Michigan 13,14, Minnesota 5, Mississippi 2, Missouri 1,5, New Jersey 10, New York 6, 10,15, North Carolina 1,12, Ohio 11, Pennsylvania 2, South Carolina 6, Texas 9,18,30, Virginia 3, Wisconsin 4 and Washington D.C.)

The Offering Securities: 20,000 minimum, up to 500,000 maximum shares of Common Stock

Common Stock

The Company is offering a minimum of 20,000 shares and a maximum of 500,000 shares of its Common Stock at $10.00 per share.

Warrants (Stock Options-purchase)

For each share of Common Stock you purchase in the Offering, (at no cost to you and no additional fees) the Company will issue you a Warrant(stock option-purchase) to purchase one (1) additional share of common stock at an exercise price of $75 per share. A total of up to 500,000 warrants may be issued during the Offering. The warrants may be exercised at any time for a period of three (3) years after the Company commences operations. See "Description of Securities—Warrants.

Use of Proceeds
The proceeds from the sale of the Company's securities during the Offering will be used to pay pre-opening expenses, expenses of the Offering and to purchase intellectual property rights, licensing of the proprietary A.F.R.O Dollars currency, its financial products, IT resources, system security software, security processing and algorithms. The remainder of the proceeds will be used for general corporate purposes. See "Plan of Operation" and "Use of Proceeds."

Dividends
The Company initially will not pay cash dividends on the common stock, and it does not anticipate paying cash dividends at any time in the foreseeable future. See "Risk Factors" and "Dividend Policy."

Subscription procedures
To purchase the Company's securities during the Offering, you must complete the subscription agreement accompanying this Offering Circular/Prospectus and send it with your payment of the Offering Price and check payable to:"AFRO Dollar Escrow", and mail to the Company office:
AFRO Dollar Inc., 3 First National Plaza, Suite 1400, Chicago, Illinois 60602.

The Company will, upon acceptance of your subscription, forward a copy of your subscription agreement and your payment to Bank of America; AFRO Dollar Inc. Escrow in accordance with the terms of the subscription agreement.

This Offering is being made on a "best efforts basis," and there are 20,000 minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, an escrow account has been established and all subscription funds will be paid directly to Bank of America; AFRO Dollar Escrow until the minimum number of shares are accepted by the Company. Subscriptions are irrevocable and non-refundable.

The Company expects to promote the Offering to individuals, professionals and corporations, non-profits, foundations, and businesses located primarily in the Chicago, Illinois, Counties of Cook, Will, Dupage, Lake. The Company will accept subscriptions from individuals, professionals and businesses located outside Illinois in states of the Company regional office expansion and where the company securities are registered. (Alabama, California, Florida, Georgia, Illinois, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Wisconsin and Washington D.C.) See "Plan of Distribution – General."

Financial information
The Company has not yet commenced operations. Therefore, it can only provide limited financial information. Certain financial information and pro-forma financial disclosures, which assume completion of the Offering and opening of the Company, are included in this Prospectus. Actual results may differ materially from those included in such information and statements.

Risk Factors

An investment in the Company's securities involves a great deal of uncertainty and risk. You should carefully read and consider the following risk factors in evaluating the Company and its business as well as the other information contained in this Prospectus before you purchase the Company's securities.

The Company has no operating history.
The common stock and warrants offered pursuant to this Offering represent securities of a new Company with no operating history. The proposed operations of the Company are subject to the risks inherent in establishing any new business enterprise and, in particular, a new national Company. Moreover, because the Company has no operating history, the Company's financial statements are not as meaningful as those of an entity that has a history of operations. You further may not have access to the type and amount of information that would be available to you if the Company had an operating history.

The Company anticipates that it will incur losses during its initial years of operations.
New businesses typically incur substantial start-up expenses and are not profitable during the first year of operation. The Company anticipates that it will incur substantial start-up expenses within the first year from opening for business and, therefore, can give no assurance concerning when or if it will operate profitably. If the Company is ultimately unsuccessful, you may not recover all or any part of your investment in the Company's securities.

Any delays in opening the Company will increase the Company's pre-opening expenses, postpone the Company's realization of any revenues and delay the Company's ability to achieve profitable operations.

The Company's success depends on hiring/retaining qualified personnel to execute its business plan. The successful operations of the Company will initially be dependent on the services of Derric Price Chairman, President and John Porter, Chief Marketing Officer. Although the Company intends to enter into employment contracts with Mr. Porter, Mr. Price and other officers, the Company cannot be assured of their continued service. The loss of their services or their failure to perform their functions in the manner anticipated could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain other qualified personnel. There is, however, no assurance that the Company will be successful in recruiting other necessary personnel, or once employed, retaining such personnel. See "Proposed Business of the Company - Employees" and "Management of the Company."

The Company's officers, as a group, will be able to exercise greater control over the Company's affairs and management than any individual investor.
The Company's officers own 1,500,000 shares of the Company's common stock during the Offering. As a result, they will own approximately 98% of the shares outstanding upon completion of the minimum Offering or approximately 75% of the shares outstanding upon completion of the maximum Offering. As a result of the anticipated stock ownership of the Company by the officers and directors, together with the influence that may be exerted by certain such persons due to their positions as directors and/or proposed executive officers of the Company, the directors will have effective control of the Company following the Offering. Accordingly, it may be difficult to undertake any corporate actions requiring stockholder approval or to elect the Company's board of directors without the support of the officers . See "Risk factors—Your percentage of ownership may be diluted, or decreased, soon after the Company

opens for business", "Management of the Company – Directors, Proposed Executive Officers and Organizers".

Your percentage of ownership may be diluted, or decreased, after the Company opens for business.

The exercise the warrants issued to subscribers pursuant to this Offering will decrease your percentage of ownership of the Company. See "Risk Factors - The Company's officers , as a group, will be able to exercise greater control over the Company's affairs and management than any individual investor", "Management of the Company— Proposed Executive Officers and Officers" and "Dilution."

Stockholders will not have preemptive rights.

The Company's Bylaws provide that the Company's stockholders will not have any preemptive or preferential right to purchase any shares of any class of stock of the Company. Therefore, if the Company increases its capital stock by selling additional shares of stock or interests convertible to voting stock, you will not have any preferential right to purchase the additional shares or interests in order to maintain your percentage of ownership of the Company. See "Description of Securities – Common Stock."

The Company's management will have broad discretion to the use of the net proceeds of the Offering.

The Company intends to use the net proceeds of the Offering generally to pay the Company's Offering and pre-opening expenses, fund the Company's initial capital expenditures and licensing activities and provide working capital for general corporate purposes. The Company's board of directors, however, will have broad discretion in disbursing the net offering proceeds. See "Use of Proceeds."

The Company may need to raise additional capital.

The Company believes that the net proceeds of the Offering will be sufficient to satisfy the Company's capital requirements at least through the first year (1) year of operations assuming the maximum shares are sold and, accordingly, have no immediate plans to raise capital after the Offering through the issuance of additional equity securities unless it is for expansion purposes. If it should be necessary for the Company to seek additional capital for expansion the Company's ability to raise such capital, the terms on which the Company would be able to obtain such capital and the effect on you as a stockholder cannot currently be determined. Any such subsequent offering could, however, have a dilutive effect on your interest as a stockholder of the Company and your per share earnings, if any, and could have a dilutive effect on the book value of your shares. See "Dilution."

The Company arbitrarily determined the Offering price for common stock.

Because the Company is in its beginning stage, its Offering price of $10.00 per share could not be set with reference to historical measures of financial performance. The Company arbitrarily determined the Offering price for common stock. Therefore, the Offering price may not be indicative of the market value of the common stock after the Offering. You may not be able to resell your investment for the Offering price of $10.00 per share or for any other amount.

The Company may not be able to raise enough capital to begin operations.

The Company and other authorized representatives of the Company are offering and selling the Company's securities on a "best effort" basis without the assistance of an underwriter or placement agent. Accordingly, there can be no assurance that the minimum number of shares of common stock offered by this Prospectus will be sold. See "Risk Factors"

The Company reserves the right to enter into agreements with certain underwriters to assist the Company in selling its securities. The Company does not currently anticipate entering into any such agreement. If the Company were to enter into any such agreement, however, the Company would pay standard fees and commissions to such underwriters, which would be paid out of the proceeds of the Offering. See "Use of Proceeds."

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. There are no preliminary agreements or understandings with respect to loans or advances to the Company from officers, directors or principal shareholders.

It is unlikely that an active trading market for the Company's securities will develop in the near future and, even if it does, the market price of such securities may be volatile.
Following the successful completion of the Offering, the Company anticipates that its securities issued in the Offering will be traded over the counter market. If an active trading market does not develop you may not be able to sell your shares or warrants promptly, if at all. In an illiquid market, you may only sell the Company's securities to buyers that you find through your own efforts, and there cannot be any assurance that such buyers will be available. Accordingly, you should not expect to be able to readily liquidate your investment. Moreover, there is no guarantee that you will be able to resell your securities at all or for the price you paid for them. You should only purchase the Company's securities if you have no need for liquidity with respect to your investment and if you can hold your investment for an indefinite period of time. You should consider carefully the limited liquidity of this investment before purchasing any of the Company's securities. See "Nature of Trading Market."

If a trading market does develop for the Company's securities after the Offering, the market price of the securities may be highly volatile. The market price may be affected by factors such as liquidity, investor perception of the Company's financial strength, conditions in the banking industry, such as credit quality, monetary policies and general economic and market conditions. The Company's quarterly operating results, changes in securities analysts' perceptions of the Company's earnings projections or other developments affecting the Company could cause the market price of the Company's securities to fluctuate substantially. Moreover, from time to time, the stock market experiences extreme price and volume fluctuations, which may significantly affect the market price of the Company's securities for reasons unrelated to the Company's operating performance.

The Company has incurred, and will continue to incur until operations are commenced, substantial Offering and Pre-opening costs and expenses and, accordingly, substantial book value dilution may result.
The Company's Pre-Opening expenses include, among other things, amounts paid for legal fees, accounting fees, marketing studies, consultants. The Company's Offering expenses include, among other things, legal fees, printing and reproduction fees and professional and consultant fees. The

Company's operations are anticipated to commence in the fourth quarter of 2011. Such expenses will likely be greater if commencement of operations is delayed or if the services of an underwriter are utilized to sell any of the securities offered hereby. See "Use of Proceeds" and "Plan of Distribution."

Assuming that Offering and pre-opening costs are incurred as described in "Use of Proceeds" and (i) if the minimum number of 20,000 shares offered hereby is sold, the net tangible book value of the shares outstanding (which is equal to the amount of stockholders' equity, less the Company's intangible assets, divided by the number of shares of common stock then outstanding) will be approximately $.03 per share an immediate decrease in the book value per share of the common stock issued of approximately $9.97 per share from the $10.00 Offering price, and (ii) if 500,000 shares are sold, the net tangible book value of the shares outstanding will be $2.43 per share, an immediate decrease in the book value per share of approximately $7.57 from the $10.00 Offering price. The exercise of warrants at some time in the future could result in further book value dilution to then existing stockholders if the exercise price of the warrants is less than the per share book value on the date of exercise. Furthermore, if it becomes necessary to raise additional capital in the future to support growth, an offering of additional common stock by the Company would dilute your ownership percentage of the Company's common stock and, depending on the subscription price of the additional common stock, could be dilutive to book value per share. See "Dilution." Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

The Company is not likely to pay dividends in the foreseeable future.
The Company expects that earnings, if any, will be reinvested and used for operating capital and that no dividends will be paid in the foreseeable future. Accordingly, you should not purchase shares of the Company's common stock if you need or desire dividend income. See "Dividend Policy" and "Description of Securities."

The Company will face strong competition from other financial institutions.
The Company will experience competition from larger financial institutions that have been in business for a number of years and that, therefore, have an established client base. The Company will partner with FDIC-insured wholesale and retail banks to offer its services and financial products but it will also compete for deposit accounts and loans with internet banks, thrift institutions, other commercial banks, securities brokerage houses, money market mutual funds and other businesses that provide financial services in the city of Chicago and Chicago South Suburban area and Northwest Indiana. Many of these competitors are substantially larger than the Company, have greater name recognition, larger customer bases, or possess greater resources to compete for funds and are not subject to the same degree of regulation as the Company. Such proposed competitors may also provide services, such as trust services, that the Company will not initially be authorized to provide. See "Proposed Business of the Company - Competition."

The Company's success will be dependent on local economic conditions.
The Company will primarily provide alternative financial services to individuals and businesses located and doing business in the Chicago and Chicago South Suburban market area. The local economic conditions in the area will have a significant impact on the Company's business, the ability of the Company's borrowers to repay their loans and the value of the collateral securing these loans.

The Company has a continuing need for technological change.
The financial, securities and banking industry is undergoing rapid technological changes with frequent introductions of new technology driven products and services. The Company's future success will depend in part on its ability to develop and to afford to purchase and use technology to provide

innovative products and services that will satisfy customer demands for convenience as well as create additional efficiencies in its operations. Many of the Company's financial competitors have substantially greater resources to invest in technological improvements than the Company does. There can be no assurance that the Company will be able to effectively implement new technology or be successful in marketing the Company's products and services to customers.

The Company will rely on third-party vendors for certain technical and customer service needs.
The Company intends to outsource and partner much of its operational functions to third-party service providers. Accordingly, the Company will rely on outside parties for essential technical support. The Company will seek to hire leading service providers with significant expertise and capabilities, but the Company may still experience interruptions in service or performance issues. Any such service quality or performance issues could have a material adverse effect on the Company's operations and earnings.

The Company securities are not insured deposits.
Neither the shares of common stock nor the warrants are deposits and, accordingly, are not insured against loss by the FDIC or any other governmental agency.

FORWARD-LOOKING STATEMENTS

This Prospectus includes "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that are based on the current beliefs of, as well as assumptions made by and information currently available to, the Company's management. All statements other than statements of historical facts included in the Prospectus, including without limitation, statements contained under the captions "Summary," "Risk Factors," "Proposed Business of the Company" and "Plan of Operation" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward looking statements. When used in this Prospectus the words "anticipate," "believe," "estimate," "project," "predict," "expect," "intend" and words or phrases of similar import, as they relate to the Company or Company's management, are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may not prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are contained under the above caption "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in the Prospectus. Based upon changing conditions, if any one or more of these risks or uncertainties materialize, or any underlying assumptions prove incorrect, actual results may vary materially from those described in this Prospectus as anticipated, believed, estimated, projected, predicted, expected or intended. The Company does not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.

PLAN OF DISTRIBUTION

General

The Company is offering to sell a minimum of 20,000 shares up to a maximum of 500,000 shares at the Offering Price of $10.00 per share. For each share of common stock you purchase in the Offering, you will receive one (1) Warrant(stock option).

The Company will issue from 20,000 to 500,000 Warrants pursuant to the Offering. The Company Warrants will be issued; (one (1) warrant to purchase one (1) additional share of the Company common stock at an exercise price of $75.00 per share expiring in (3) years. See "Description of Securities – Warrants."

In order to participate in the Offering, you must subscribe for a minimum of 100 shares of the Company's common stock. The Company may, however, accept a limited number of subscriptions for fewer shares for children and teens under the age of 18. You may not subscribe for more than 50,000 shares of common stock, unless approved by the Company. The Company is not required to notify you of any waiver of these minimum or maximum subscription limits.

The Company expects to promote the Offering to individuals, professionals and businesses (including their respective IRA accounts and qualified pension, 401k, and profit sharing plan accounts) located primarily in Illinois. The Company will accept subscriptions from individuals, professionals and businesses located outside Illinois in certain States where the company has registered the securities and is allowed to sell shares. The states of Alabama, California, Florida, Georgia, Illinois, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Wisconsin and Washington D.C are the states where the Company is seeking permission to sell its shares.

The common stock and warrants offered pursuant to this Offering will be sold only by Company officers, directors and authorized Company representatives. None of these individuals will receive any commissions or other special compensation in connection with such sales, other than reimbursement for reasonable expenses they incur.

The Company will place the preliminary and final offering circular on its Internet Web site. The Company will confirm by mail the sale of the common stock to those investors who have consented to electronic delivery via the Company's Internet Web site and who reside in the states that the Company has approval to sell stock. A note on the bottom of the confirmation will state that the final prospectus is available on the Company's Web site and the Internet location of the Web site. This approach satisfies the delivery obligations, to investors who have consented to delivery via an Internet Web site.

However, the Company in their sole discretion, reserve the right to engage the services of an underwriter or broker/dealer at any time during the Offering, to sell all or a portion of the Company securities without notifying any subscriber. If the services of an underwriter or broker/dealer are required, they will receive standard underwriting or selling commissions of 10%, including non-accountable expenses which will be paid out of the proceeds of the Offering.

Subscription procedures

To purchase the Company's securities during the Offering, you must complete the subscription agreement accompanying this Offering Circular/Prospectus and send it with your payment of the Offering Price and check payable to "AFRO Dollar Escrow", to AFRO Dollar Inc. 3 First National Plaza Suite 1400, Chicago, Illinois 60602. The Company will, upon acceptance of your subscription, forward a copy of your subscription agreement and your payment to Bank of America; AFRO Dollar Escrow in accordance with the terms of the subscription agreement. If your subscription agreement is not accompanied by your payment of the Offering price, your agreement will not be accepted and the Company will not reserve your securities until payment is made. Payment must be made by check, bank draft, U.S. Postal money order, money order payable in United States currency drawn on a bank or credit union having an office within the United States or by wire transfer (originating from the United States) of immediately available funds. It is anticipated that the Company will commence operations in the fourth quarter of 2011, but there is no guarantee that it will be able to do so by such time or even at all. See "Risk Factors"

Subscriptions will be accepted in the order in which they are received. The Company reserves the right, however, to reject your subscription in whole or in part either at its own discretion. If your subscription is rejected or canceled, in whole or in part, the amount paid by you to purchase the Company's securities will be returned to you promptly.

Offering conditions and escrow of proceeds

The proceeds of the Offering will be held by Bank of America, in an escrow account pursuant to the terms of an escrow agreement entered into between the escrow agent and the Company, until the minimum of 20,000 shares are sold/subscribed for prior to, December 31, 2011 or not later than the expiration date, if the Offering is extended.

The funds held in the escrow account can be invested in obligations of the United States Government. Once the above Offering conditions are met, the escrow agent will release to the Company the proceeds of the Offering as well as any interest earned through investment of the escrowed funds. Stock Certificates representing your investment will then be issued to you.

Once the Offering conditions have been met, the Company may thereafter continue to receive and accept subscriptions until the earlier of the expiration date and the date on which subscriptions for the maximum amount of shares offered pursuant to this Prospectus have been received by the Company. Accepted subscriptions, and the proceeds thereof, for such additional shares will not be held in escrow, but will be immediately distributed to the Company and certificates representing the securities subscribed for will thereafter be issued as soon as practicable.

If the Offering conditions are not met or for any other reason the Company does not open for business, your investment will be returned to you promptly, with any interest earned on the escrowed funds from the date your investment was deposited in the escrow account until the date the Offering terminates. Your subscription agreement will then be null and void.

The Company reserves the right to terminate the Offering at any time after the Offering conditions have been met and it may withdraw the Offering, at any time, by refunding all subscription proceeds with interest thereon, if any.

USE OF PROCEEDS

The net proceeds to the Company from the Offering upon the commencement of business are currently estimated to be from $200,000 to $5,000,000 based upon the sale of minimum of 20,000 shares and maximum of 500,000 shares of the Company's common stock, respectively, at $10.00 per share, minus offering, pre-opening expenses in the approximate amount of $150,000.

The Company intends to use the proceeds of the Offering in the approximate amounts and for the purposes set forth below:

1. Offering expenses include consulting fees in the amount of $2500, legal fees in the amount of $15,000, regulatory filing fees in the amount of $19,000, printing expenses in the amount of $6,000, and miscellaneous expenses in the amount of $5,500. Offering expenses will be higher if the services of an underwriter or broker are utilized to sell any of the securities offered hereby. See "Plan of Distribution."

2. Pre-opening expenses include regulatory and filing fees in the amount of $2,000, marketing fees in the amount of $70,000, legal and other professional fees in the amount of 5,000, rent and deposits in the amount of $20,000, and miscellaneous expenses in the amount of $3,000.

3. Purchase proprietary Intellectual Property name rights, design rights, film, paper, access to trade secrets in the amount of $1,500,000. The Company will purchase a License and security software, proprietary security data (consumer, industrial, business, governments,) proprietary design use for credit, debit, private cards, security access to trade secrets in the amount $2,390,000, purchase of smart card manufacturing equipment and credit/debit processing equipment $150,000, from the use of the net proceeds.

After making paying pre-opening, offering expenses, intellectual property, licensing and capital expenditures, the Company will use the balance of the net proceeds of the offering, as well as any interest earned on the funds held for general corporate purposes.

The amounts set forth above provide an indication of the proposed use of funds based on the present plans and estimates of the Company, actual expenditures may vary from and exceed these estimates.

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CAPITALIZATION

The following table sets forth the Company's pro-forma statement of capitalization, as adjusted to give effect to the Offering.

The number of shares shown as outstanding after giving effect to the Offering do not include shares of the Company's common stock issuable upon exercise of warrants issued pursuant to the Offering or, separately.

Stockholders Equity	Minimum	Maximum
Short Term Debt	-------	-------
Long Term Debt	-------	-------
Common Stock Offered		
100,000,000 shares authorized, 1,500,000 outstanding;	20,000	500,000
Common Stock, par value $.01 per share	$ 200	$ 5,000
Capital surplus[1]	$ 199,800	$ 4,995,000
Less estimated expenses of the Offering.	- 50,000	- 50,000
Less pre-opening expenses.	-100,000	-100,000
Total Stockholders' Equity	$ 50,000	$ 4,850,000
Net Tangible Book Value per Share[2]	$.033	$2.43

1. Capital surplus above is shown net of offering expenses of approximately $150,000 and is based upon $9.99 per share which is the difference between the estimated proceeds of $10.00 per share and the par value of $.01 per share.
2. Net tangible book value per share is the equal to the amount of stockholders' equity, less the Company's intangible assets, divided by the number of shares of common stock then outstanding

Dividend Policy
The Company will reinvest earnings for the period of time necessary to help ensure the success of its operations and to expand its business. The Company has no current plans to pay cash dividends, and the Company's future dividend policy will depend on its operating results, capital requirements, financial condition and other factors considered relevant by the Company's board of directors.

Dilution

Assuming that Offering and pre-opening costs are incurred as described in "Use of Proceeds" and (i) if the minimum number of 20,000 shares offered hereby is sold, the net tangible book value of the shares outstanding (which is equal to the amount of stockholders' equity, less the Company's intangible assets, divided by the number of shares of common stock then outstanding) will be approximately $.03 per share an immediate decrease in the book value per share of the common stock issued of approximately $9.97 per share from the $10.00 Offering price, and (ii) if 500,000 shares are sold, the net tangible book value of the shares outstanding will be $2.43 per share, an immediate decrease in the book value per share of approximately $7.57 from the $10.00 Offering price. Investors participating in this Offering will incur immediate, substantial dilution

.

This is illustrated in the following table:

	Minimum	Maximum
Assumed initial public offering price per share	$10.00	$10.00
Pro forma net tangible book value per share as of August 31, 2011	$ .01	$ .01
Increase per share attributable to new investors	$ .03	$ 2.43
Dilution per share to new investors	$ 9.97	$ 7.57

Exercise of the warrants issued pursuant to the Offering, could have a dilutive effect on your interest as a stockholder. The exercise of warrants at some time in the future could result in further book value dilution to then existing stockholders if the exercise price of the warrants is less than the per share book value on the date of exercise.

Furthermore, if it becomes necessary to raise additional capital in the future to support growth, an offering of additional common stock by the Company would dilute your ownership percentage of the Company's common stock and, depending on the subscription price of the additional common stock, could be dilutive to book value per share. In addition, any subsequent public offering of the Company's common stock will have dilutive effect on your interest as a stockholder if you do not purchase stock in such offering. However, the actual dilutive effect of any such offering cannot be determined at this time.

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PROPOSED BUSINESS OF THE COMPANY

General

The Company believes that the African American Face Reserve Obligation Inc. [creator of the original A.F.R.O. Dollar, a United States government approved local currency targeted to middle class African American communities], "A.F.R.O. Dollar model", is the model to solve and satisfy the need of an alternative local community currency and a community-focused institution, to serve the low and moderate income neighborhoods located on the Westside and Southside of the city of Chicago and the communities in the Chicago South Suburbs and Northwest Indiana.

Business

The Company's primary business activity is Intellectual Property Licensing, and seeks to make money licensing the rights to intangible assets (images, words, logos). The Company seeks to piggyback on the success of established brands by licensing, marketing and distributing the innovative financial products and services of the African American Face Reserve Obligation Inc, the A.F.R.O. Dollar, the American Free Reserves Organization Digital- "Banking on a Chip" a deposit and saving account digital currency targeted to the general public and the Community BEE Card (CBEE) community cash money card, targeted to the local small business chamber of commerce in their community.

The A.F.R.O. Dollar was developed by our President, Derric Price as his position as Chief Executive Officer, and Founder, of the African American Face Reserve Obligation Inc, the designer, and creator of the A.F.R.O. Dollar. Mr. Price also developed the concept of a Local Community Currency Institution (LCCI^{tm}) model to monitor community money flows, economic leakage, economic multiplier effects, and the impact of local jobs and the community, through the development of his proprietary DPrice Velocity Communities ("DPVC") financial and economic model.

The A.F.R.O. Dollar is a United States approved alternative currency that can circulate in the United States as local currency. The A.F.R.O. Dollar was targeted to increase local economic wealth, human capital, jobs, small businesses, support churches and non-profits in African American communities. The Company will be a community-oriented and community-focused Local Community Currency Institution, located in each community. The Company's primarily aim is to market, distribute, promote, encourage, assist, and teach community residents the importance of trading and supporting their local businesses, non-profits and churches.

The Consumers, Businesses and the Churches/Non-Profits will spend AFRO Dollars to circulate in their community at locally-owned participating businesses; the businesses that accumulate excess AFRO Dollars are able to exchange them for US dollars or spend the AFRO Dollars with other businesses, to strengthen the 'local multiplier effect' and build new trade relationships.

The Consumer receives AFRO "Bonus Reward" Dollars(consumer loyalty dollars) added to their balances of their AFRO Dollar card for supporting and shopping at locally-owed or community businesses. The AFRO "Bonus" Dollars will enable the consumer to shop at the same local merchant's business or purchase goods at other local merchants that accept AFRO Dollars or pay monthly bills (phone, car utilities, rent) or donate/tithe to non-profits or churches.

The Non-profits/Churches will receive contributions for their mission and community goals. Each community will establish a locally funded AFRO Dollar Community Chest (safety-net fund) that will receive a contribution from merchants each time AFRO Dollars are spent locally, thus, building and strengthening the community, by re-circulating and recycling AFRO Dollars.

In the longer term, the Company plans to diversify the asset that backs the AFRO currency. In the future it might be possible to back the AFRO with additional assets, land, energy or labor. At that point the currency will be able to play a more significant role in building local economic strength and community empowerment.

While the AFRO is targeted to the African America market, the Company plans to market other products, the Community Bee Card (CBEE) is targeted to the general small business market and the American Freedom Reserves digital currency, is targeted to the general public.

It is intended that the Company will be a full service alternative saving institution not a banking institution, but will provide exceptional service that is highly personalized, efficient and responsive to local needs. The Company through its partnerships with wholesale and retail banks will offer a full line of deposit and loan products such as checking accounts, time deposits, a full array of real estate loan services, and related services to individuals, small to medium-sized local businesses and professionals.

The Company will seek to deliver its products and services by user-friendly technology and will seek to be managed by a capable and experienced management team leading a well-trained and motivated staff of financial professionals. The Company will set most of its pricing model on a relationship basis as opposed to a purely transactional basis.

The principal sources of funds for the Company's activities will be membership fees, retained earnings, loan repayments (including prepayments), net deposit inflows, transaction fees and sales of investments and borrowings. The Company principal sources of revenue are its licensing fees, co-marketing, co-branding, distribution fees, interchange fees, memberships, fee income from bank partners on loans, bank accounts, interest and dividends on investments. The Company principal expenses are; general and administrative expenses, commissions, marketing, advertising, interest on borrowings and income taxes.

The Company's operations are affected by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of government authorities. Deposit flows and the cost of interest- bearing liabilities ("cost of funds") to the Company are affected by interest rates on competing investments and general market interest rates. Similarly, the Company's loan volume and yields on loans and investment securities and the level of prepayments on such loans and investment securities are affected by market interest rates, as well as by additional factors affecting the supply of and demand or housing and the availability of funds.

The Chicago Market area:

Chicago known as the "city of neighborhoods". The city of Chicago is divided into seventy-seven (77) Community areas-neighborhoods. Census data are tied to the community areas, and they serve as the basis for a variety of urban planning initiatives on both the local and regional levels.

The Company believes that the Chicago community areas on the west and south side are in need of a new type of community-focused financial products and services . Like many smaller and "older" communities throughout Chicago, certain neighborhood community areas are experiencing economic and social transformation. Large numbers of people concerned about the quality of life issues such as crime, educational opportunities, jobs and affordable housing are relocating and gentrifying some of these low to moderate community areas.

Moreover, some communities have a wealth of new economic opportunities. State, county and local community organizations are individually and collectively working to revitalize older properties, develop new properties and implement strategies to support existing businesses and attract new ones to the local community area.

New Markets-20 States, 42 Markets

In additional to the Chicago Market area the Company will open offices in 20 states serving 42 markets of low to moderate income communities in select congressional districts;
(Alabama 7 district, California 33,37,35 districts, Florida 3,17,23 districts, Georgia 2,4,5,13 districts, Illinois 1,2,7 districts, Louisiana 2 district, Maryland 4,7 districts, Michigan 13,14 districts, Minnesota 5 district, Mississippi 2 district, Missouri 1,5 district, New Jersey 10 district, New York 6, 10,15 districts, North Carolina 1,12, districts, Ohio 11 district, Pennsylvania 2 district, South Carolina 6 district, Texas 9,18,30 districts, Virginia 3 district, Wisconsin 4 district and Washington D.C.)

Competition

Other Community Currencies

There are several alternative local currencies in the US, however, community currencies are local in nature, with each community currency trying to stimulate their own local economies, therefore, there will not be any direct competition with the AFRO Dollars. Several of the community currencies were developed much later than the AFRO Dollar, however, most of them have adopted the economic model, structure and concept of the AFRO Dollar as a local economic stimulus. While some of the community currencies are not backed by the US Dollar as the AFRO, their local currencies are backed by labor, volunteers, barter or minerals, however different their approach they still produce some community economic benefits. In fact, the Company has developed products to encourage the local business community to develop their own local currency using the Company's products, such as the CommunityBEE Card or the American Free Reserves Digital Card.

Banking

The Banking industry is fiercely competitive. The Company will face competition from within and without the Chicago Metro area. There are approximately 30 Banking offices of 20 established commercial and savings institutions located within the Company's target market service area. Many, if not all, of such institutions have been in business for a number of years and, therefore, have an established client base. The Company will also compete for deposit accounts and loans with internet banks, thrift institutions, other commercial banks, securities brokerage houses, money market mutual funds and other businesses that provide financial services in the area.

Payday Lenders

Payday lenders are prevalent in the same target market areas as the Company. The Company faces strong competition both in attracting and origination of small loans. However, the Company's principle products teaches the consumer prudent lending, savings and spending. The Company's primary competitive factors include convenience of locations, variety of deposit or investment options, rates or terms offered, quality of customer service and community benefits.

The fact that the Company's directors and proposed executive officers have significant personal and business relationships in the area and have first-hand knowledge of the local market will also contribute to the Company's ability to compete successfully within its market.

Location and Properties

The Company's executive office is an annual lease space located downtown Chicago at 3 First National Plaza, Chicago, Illinois 60602. Upon completion of the offering the Company will locate a full service office in the Southside Community-Bronzeville. The Company will complete the proposed space by making leasehold improvements, including constructing interior walls, painting, and installing carpets, exterior signage, and other amenities necessary to accommodate a full service operation.

Traditional-Products and Services

The Company believes it will compete successfully within its market by elevating the level of service that is currently available in the area. The Company feels that many of its customers desire more personal, individualized, quality service from the financial institutions with which they do business. The Company is committed to investing in the people, tools and systems necessary to deliver such quality customer service. The Company will directly offer, or make available, to its business and retail customers a full complement of financial products and services, including the following:

- Deposit Products, such as personal and business checking, money market products, savings accounts, certificates of deposit, IRA/Keogh/SEP accounts, and safe deposits, and
- Loan Products, consumer installment loans, small business loans, home equity lines, commercial and residential construction, apartment mortgage loans, leasing, and residential mortgages (which may be underwritten to secondary market standards and processed by the Company's mortgage department), loan participations, and credit cards.

New Innovative- Products and Services Development

The Company intends to introduce and develop innovative products that are unique to the community that it serves. Low and Moderate Income communities experience different dynamics in their communities than the general market, consisting of a high percentage of income toward housing, food, education, the largest turnover of workplace jobs, and the largest percentage of predatory and sub prime lending. The Company's new products are aimed to transform these communities with products to increase the savings level, encourage social entrepreneurship, human capital development, community economic empowerment and homeownership.

New Products Created by AFRO Dollar		Traditional- Bank Industry standard products
Borrowers Foreclosure Insurance	-vs-	Lender Foreclosure Private Mortgage Insurance
No credit scoring mortgages	-vs-	Credit scoring only
Wealth Building Classes	-vs-	Financial Literacy Classes
Un-banked Checking/Saving Accts	-vs-	No banking acct allowed/ currency exchanges only
Smart card-Banking on chip	-vs-	None- Traditional- ATM/Internet banking
Homeownership Savings Club	-vs-	None- Traditional- Saving account
Develop Housing Ministry-Church	-vs-	None
Build Finance & Trade Ministry-Church	-vs-	None

The Company anticipates that, it will develop strategic partnerships with well-known and widely respected third-party product and services providers to expand its product and service offerings to include investment, estate planning and insurance related services. The Company believes that the provision of such products and services to its customers will not result in increased costs to the Company, but will generate additional income to the Company as a result of its serving as the link between customers and the third-party providers. For the sake of convenience, it is intended that any accounts established by the Company's clients with respect to these services will be linked to the Company's other financial products, such as money market accounts, time deposits and loan services.

The Company believes that building and maintaining a customer information database is crucial to delivering superior service. Such a database would allow the Company's employees to segment and target the market and more closely offer products and services that its customers need and, therefore, will purchase. The Company believes that by targeting, segmenting and maximizing the Company's customer base in this manner and customizing its products accordingly will distinguish it in the financial services marketplace.

Delivery of Products and Services

The Company does not view technology and highly personalized customer service as mutually exclusive. Instead, the Company feels that an effective blending of the two will be essential to the Company's success. The Company believes that the best way to serve its market is to enable customers to access their accounts 24 hours a day, 7 days a week, through the delivery channel of their choice, without losing a personal touch. The Company's customers will be offered opportunities to deal directly with Company employees or, especially during non-traditional business hours, to engage in routine transactions and make routing inquiries via technology, such as automated teller machine (ATM), mobile networks and internet access and smart card technology.

The Company intends to enable its customers to electronically access their accounts and the Company's products and services via the internet, mobile phone and smart cards. This would include, but not be limited to, account maintenance, internal transfer of funds between existing accounts, researching product information, and requesting information. Initially, the Company will offer bill-paying services and accept loan applications through its website.

The Company intends to outsource some of its technology matters to third-parties that specialize in such areas. With the aid of a consultant, the Company are in the process of identifying, evaluating and selecting the third-party service providers. By outsourcing some of its technology matters, the Company believes that it will be assured access to the latest available technology at an affordable price. Any and all technology vendors will be asked by the Company to demonstrate that they meet or exceed industry standards for security of private and/or confidential customer information and that they will have adequate disaster recovery plans in place at all times. The Company will conduct significant due diligence and impose various contract terms on all of its outside vendors.

Employees

The Company expects to commence operations with approximately twelve (12) employees, 6 who will be employed at the Company's main office. The Company will develop a commission sales culture. The Company will seek to recruit, and train (6) talented commission sales force employees. Each employee of the Company will be trained to pro-actively present the Company's various products and services to customers. Recognizing that developing a successful sales force will be crucial to the Company's success, the Company will also reward employees to cross sell, retain and augment the Company's customer base.

In order to do so, the Company will stress the importance of providing staff with a working environment conducive to personal and professional growth. The Company believes that this will foster pride, teamwork and proficiency, which will then result in customers receiving professional, high quality and personalized banking services. The staff will receive continuous cross training that will assist them in developing critical job skills and competencies necessary to best serve the Company's customers by solving, and not just processing, problems of the customers. In addition to these individuals, the Company intends to commence operations at its other Chicago and Chicago Suburban offices with a branch office, and office support staff.

Marketing and Advertising

The Company believes that the Offering, which is being promoted to residents and businesses in the Chicago Market Area and 20 state areas where it will have a regional office will generate a significant number of clients for the Company. The Company believes that a number of the Company's stockholders will personally establish financial relationships with the Company and will recommend the Company to their friends, family, businesses, churches and non-profit.

The Company also intends to be highly visible within the Chicago SMSA market area and 42 markets in 20 states. The Company will seek to be a good community citizen and serve as both a financial and information center for its community. The Company will organize and sponsor classes on a variety of topics of interest to its customers and members of the Company's community. The Company will also sponsor programs of interest to a broader spectrum of the community.

Topic for the Community; Home Financing, Financial & Wealth Literacy, Reverse Mortgages, Budgeting, Health and Nutrition issues, High School banking, Community Economics and Transformation, Under-banked/Un-banked financial and banking access, Community Planning and Construction. The Company will also encourage its employees to volunteer for community service.

Topics for Small Business Customers: Business Plan writing, Marketing and Business Growth strategies, Human Resource issues, Financing and Capital strategies, Small Business Management techniques, Social Entrepreneurship, and Computer Software classes.

Topics for Non-profits: Social Community Investment, New Senior Housing, Affordable Housing Construction, Non- Profit Membership Savings Plans, Church Saving & Homeownership Development, Human Capital Investment-Job Training.

It is anticipated that the Company will also develop a comprehensive, ongoing marketing program, which will involve a combination of direct mailings, exterior signage, officer call programs, staff incentives, e-mail, radio, television, and the use of the Company's website.

Financial projections

The Company expects to incur an operating loss exceeding $300,000 during its first year of operations. The Company's anticipate that the Company will achieve profitability by the second quarter of its second year of operations. There can be no assurance, however, that the Company will achieve profitability by such time, if at all.

Need for additional capital

Although technology, financial services and banking is subject to unforeseen economic events outside of the Company's control, the Company believes that if maximum $5 million amount is raised through the Offering, it will not be necessary for the Company to seek additional funding within the first year of operation. However, the Company anticipates that it may expand the service to 20 states beginning the 4th quarter of 2012; this will require additional capital for expansion. If the Company decides favorably to the 20 state expansion plan ($5 million per state), this will require the Company to sell a minimum of 1,000,000 shares in the future. If the Company seeks additional capital, or issue additional shares there is no assurance that the market will be favorable, to such offering. The actual dilutive effect of any such offering cannot be determined at this time.

MANAGEMENT OF COMPANY

Directors, proposed executive officers

The direction and control of the Company will be vested in the Company's board of directors, consisting of (3) nor more than five (5) persons, who will be elected by the Company's stockholders.

Each director has been elected by the Company's organizers to serve as an organizing director of the Company until the first annual meeting of stockholders. Thereafter the board will be elected for a three-year term or until their successors are elected and qualified.

The following table sets forth certain information with respect to the persons who are organizing directors, proposed executive officers of the Company, including information relating to their anticipated stock ownership. Our Bylaws contain a provision that requires us to indemnify directors and officers to the fullest extent authorized by the Illinois Business Corporation Act.

BENEFICIAL OWNERSHIP OF MANAGEMENT

The following table sets persons as a group, (a) the number of shares to be beneficially owned immediately following the Offering. No person will be permitted to purchase, directly or indirectly, more than 10% of the share.

Shareholder	No. of_Shares Beneficially Owned	Stock Offering Minimum	Stock Offering Maximum	Stock-Warrants-Exercised Minimum	Stock-Warrants-Exercised Maximum
Derric Price Chairman, Chief Executive Officer	1,300,000	85.52%	65.00%	84.41%	52.00%
John Porter Chief Marketing Officer, Director	100,000	6.50%	5.00%	6.49%	4.00%
Keith Coleman Director	100,000	6.50%	5.00%	6.49%	4.00%
Directors, executive officers as a group (3)	1,500,000	98.52%	75.00%	97.39%	60.00%

The Company is not aware of any person or corporation who is expected to purchase 5% or more of the common stock in the Offering.

Background of directors, proposed executive officers
The principal occupation and relevant employment history of each director, proposed executive officer, as well as any directorships in certain corporations held by such persons and the name of any Company for which such person has been a director or executive officer for the past five (5) years are set forth below.

MANAGEMENT
Derric Price, 53 Chairman, Chief Executive Officer

Chairman, African American Community Trust, and Chief Executive Officer, First Northern Financial, Chairman, VizaAir, President, PreferredPricePrivate Financial Engineers. Mr. Price holds Intellectual Property rights for PSMART™ a non-foreclosure mortgage product targeted to federal regulated commercial banks and mortgage finance institutions. Mr. Price holds Intellectual Property rights for HOME SAVERS KEY CLUB, a pre-approval home mortgage product that does not require credit scoring. Mr. Price hold for Intellectual Property rights for ALL AMERICAN CARD™ a biometric and security Banking Smart Card - Bank on Chip. a computer in (credit card size) card with banking functionality. Mr. Price has over 30 years in real estate, finance and investment consulting.

John Porter, 49 Chief Marketing Officer, Director
President, Resources Plus; a Marketing, Market Research, Branding and Social Media firm. Mr. Porter has over 20 years in Branding, Marketing including Social Science Research with NORC. Mr. Porter is a Social Media and Technology Coach.

Keith Coleman, 54 Director
President, Coleman Real Estate Investment Services, Currently, Senior Sales Executive Crye-Leike Realty, Mr. Coleman has over 20 years of real estate investment and sales.

****** 3-Directors

Compensation of management
The Company anticipates that it will open for business during the fourth quarter of 2011, assuming that it raises a sufficient amount of minimum capital. The following table shows information for 2012 with respect to the proposed compensation for services that will be rendered by the Company's proposed executive officers upon the Company's opening. The following information assumes that the following officers have served in their respective positions for a full fiscal year and is based upon the Company's organizers' current estimates of such amounts. There will be no salaries paid in 2011. Salaries will start January 1, 2012.

Name and Position with the Company	Year	Annual Salary[1]	Bonus[2]	Other Compensation[2]
Derric Price, Chairman, President,	2012	$1.00	N/A	$450,000
Pending-TBA Chief Financial Officer	2012	$ 80,000	N/A	N/A
John Porter Chief Marketing Officer, Director	2012	$ 70,000	N/A	N/A

----

1. This table reflects only the amounts to be paid to such individuals by the Company on an annual basis once the Company opens for business. No Salaries will be paid in year 2011.
2. It has not yet been determined whether these proposed executives would receive bonuses in the year 2012. Moreover, it has not yet been determined whether these proposed executives will receive other compensation, such as stock options, from the Company in the year 2012.

Management Relationship, Certain Transactions, Remunerations

The Company primary business is Intellectual Property Licensing, and seeks to make money licensing the rights to intangible assets (images, words, logos). The Company seeks to piggyback on the success of established brands. The Company entered into a ten year Intellectual Property Agreement with African American Face Reserve Obligation Inc. (creator of AFRO Dollar). The Company entered into a ten year Licensing Agreement with Derric Price for his release of the Intellectual Property rights and Licensing for use, of his creation, design, trade secrets, proprietary security data algorithms, security software and security design developed and associated with African American Face Reserve Obligation Inc. Upon completion of the maximum offering the Company will purchase the Intellectual Property Rights for $1.5 Million and Licensing Rights for $2.4 Million. Without these agreements the Company will not be able to fulfill its mission or business plan.

DESCRIPTION OF SECURITIES

Common Stock

AFRO Dollar Inc., a Illinois corporation, has authorized capital stock of 100,000,000 shares of common ;stock, par value $.01 per share, of which 1,500,000 shares are currently outstanding. The effect of any future issuance of additional common stock by the Company on the rights of the existing holders of common stock cannot currently be determined.

Voting Rights

In all elections of directors, the number of votes cast by each common stockholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the stockholder. If, after the first ballot, subsequent ballots are necessary to elect directors, a stockholder may not vote shares that he or she has already fully cumulated and voted in favor of a successful candidate. On all other questions, each common stockholder shall be entitled to one (1) vote for each share of stock held by him or her.

Dividend Rights

The holders of the common stock will be entitled to receive and to share equally in dividends as may be declared by the board of directors of the Company out of funds legally available for such purpose. See "Dividend Policy."

Preemptive Rights; Redemption

Holders of shares of the common stock will not be entitled to preemptive rights with respect to any shares of the common stock which may be issued. The common stock will not be subject to call for redemption, and upon receipt by the Company of the full purchase price, the common stock will be fully paid and subject to no further call on stockholders' funds.

Description of Warrants
You will receive one (1) warrant to purchase one (1) share of common stock for each share of common stock you purchase in the Offering. The Company will issue up to 500,000 warrants pursuant to the Offering. The Company has authorized and reserved for issuance the shares of common stock initially issuable upon exercise of the warrants.

The warrants are exercisable at anytime within the three (3) year period beginning on the date the Company commences operations. Warrants not exercised by the expiration date shall become null and void. The exercise price is $75 per share. The warrants are being registered as part of this Offering and will be freely transferable. The shares of the Company's common stock underlying these warrants have also been registered, and when issued upon exercise, shall not constitute restricted securities as such terms are defined under the Securities Act of 1933, as amended.

The exercise price and the number of shares of common stock that can be acquired by exercising each warrant are subject to anti-dilutive adjustment in certain events, including a stock split on the common stock, issuance of a stock dividend to holders of the common stock, or a reclassification of the common stock. No fractional shares will be issued upon the exercise of warrants.

To exercise a warrant, the holder must send to the Company the notice of exercise attached to the warrant, completed and signed by the warrant holder. Such notice shall set forth the number of shares to be purchased and should be accompanied by cash, check or any combination thereof for the total exercise price. The Company will then return to the holder a certificate evidencing the number of shares of common stock issued upon exercise of the warrant. If less than all the shares covered by the warrant certificate surrendered are being purchased, the Company will issue a new warrant representing the unexercised portion of the original warrant.

Warrant holders are not entitled, by virtue of being such holders, to receive dividends, to consent to or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter or to vote at any such meeting, or to any other rights whatsoever as stockholders of the Company. The Company plans to furnish holders of record of the warrants all annual and other reports that it furnishes to holders of its common stock.

Indemnification
The Bylaws of the Company generally provide that the Company may indemnify its directors, officers, employees or agents against liabilities or expenses actually and reasonably incurred by them, which arise out of their service for or on behalf of the Company, to the fullest extent provided under the laws of the State of Illinois, except as otherwise provided by applicable law or the Company's Bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Company is not aware of any pending or threatened action, suit or proceeding involving any of its directors or officers for which indemnification from the Company may be sought.

Nature Of Trading Market
Prior to the Offering, there has been no established public trading market for the Company's securities. Although it is anticipated that the Company's will seek its securities to be traded on the over the counter OTC Bulletin Board following a successful completion of the Offering, there is no guarantee that an active trading market in the Company's securities will develop in the near future or at all. The Offering price has been arbitrarily determined and is not a reflection of the Company's book value, net worth or any other such recognized criteria of value. There can be no assurance that, if a market should develop for the Company's securities, the post-Offering market price will equal or exceed the Company's per share Offering price of $10.00.

Litigation
As of the date of this Offering Circular, the Company and its properties were not subject to any material legal proceedings or litigation.

Registrar And Transfer Agent
Illinois Stock Transfer, IST Company will act as registrar and transfer agent for the Company's securities.

Additional Information And Reports To Stockholders
Although the Company's securities are exempt from registration under the provisions of the Securities Act of 1933, as amended. Accordingly, the Company has filed a Offering Statement on Form 1A with the Securities and Exchange Commission with respect to the shares of common stock and warrants being offered by this offering statement. This Offering Circular, which is a part of the Offering Statement, does not contain all of the information set forth in the offering statement nor the exhibits and schedules thereto, certain portions of which have been omitted under the rules and regulations.

For further information with respect to the Company and its securities, you should review the offering statement, including the exhibits to the offering statement. Statements in this offering circular as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the offering statement, each such statement being qualified in all respects by such reference. The offering statement and exhibits to the Offering Statement may be inspected at the SEC office located at 100 F Street, N.W., Washington, D.C. 20002.

Although the Company have filed applications with the SEC, prospective investors should rely only on information contained in this offering circular in making an investment decision. We believe that the information included in this offering circular is consistent with the information in public files and records maintained by the SEC. If, however, information available from the Company, information in public files and records maintained by the SEC, and information from other sources, is different from information presented in this offering circular, such information is superseded by the information presented in this offering circular and should not be relied on. Projections appearing in the regulatory applications are based on assumptions that the Company's organizers believe are reasonable, but as to which no assurances can be made. The Company specifically disaffirms those projections for purposes of this offering circular and cautions prospective investors against placing reliance on them for purposes of making an investment decision.

Upon the effective date of the Company's offering statement, the Company will commence the Offering. Assuming the Company receives all necessary regulatory approvals, the Offering is successful, the number of shareholders and the Company opens for business, it may be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), which include the requirement to file annual reports and quarterly reports on the appropriate forms.

The Company will furnish its stockholders annual reports containing audited financial information for each fiscal year on or before the date of its annual meeting of stockholders. The Company's fiscal year ends on December 31. The Company will also furnish other reports that it determines to be appropriate or that may be required by law

Financial Statements
Because the Company is currently in organization and does not itself yet have any significant assets or liabilities, and no income, full financial statements cannot be, and have not been, provided with respect to the Company.

AFRO Dollar Inc.

Balance Sheet
August 31, 2011

ASSETS	
Cash	20,000
Account Receivable	0,000
Total Assets	20,000
LIABILITIES	
Liabilities	0,000
Total Liabilities	0,000
Equity	20,000
Total Equity + Liabilities	20,000

PART III

EXHIBITS

ITEM 1
INDEX TO EXHIBITS

ITEM 2

DESCRIPTION OF EXHIBITS

(1) Underwriting agreement--`-N/A -None
(2) Charter Articles and Bylaws –AFRO Dollar Inc.
(3) Common stock-Sample AFRO Dollar
(4) Subscription Agreement- Sample Agreement
(5) Voting trust agreement-- N/A -None
(6) Material Contracts (2)ab)
 (6a) Intellectual Property Agreement, African American Face Reserve
 (6b) Licensing agreement, Derric Price
(7) Material foreign Patents-- N/A -None
(8) Plan of Acquisition, Reorganization. Liquidation— N/A -None
(9) Escrow Agreement, Bank of America
(10) Consents- N/A -None
(11) Opinion re legality- Zakeya Brookins
(12) Sale Material-Tombstone-N/A-None
(13) Test of the Water Material- N/A -None
(14) Appointment of Agent for Service of Process
(15) Additional Agreements- N/A -None

Exhibit 1
UNDERWRITER AGREEMENT

NONE- N/A

Exhibit 2

CHARTER ARTICLES & BYLAWS-AFRO DOLLAR INC.

FORM **BCA 2.10**
ARTICLES OF INCORPORATION
Business Corporation Act

Filing Fee: $150
Franchise Tax: $ 25
Total: $175

File #: **68065879**

Approved By: JKM

FILED
AUG 30 2011
Jesse White
Secretary of State

1. Corporate Name: AFRO DOLLAR INC.

2. Initial Registered Agent: KEITH COLEMAN
First Name | Middle Initial | Last Name

Initial Registered Office: 8704 S LOOMIS ST
Number | Street | Suite No.

CHICAGO | **IL** | 60620-3419 | COOK
City | | ZIP Code | County

3. Purposes for which the Corporation is Organized:
The transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

4. Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	100000000	1500000	$ 15000

NAME & ADDRESS OF INCORPORATOR

5. The undersigned incorporator hereby declares, under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated AUGUST 30 (Month & Day), 2011 (Year) 14832 CHICAGO ROAD (Street)

DERRIC PRICE (Name) CHICAGO (City/Town) IL (State) 60419 (ZIP Code)

This document was generated electronically at www.cyberdriveillinois.com

BY-LAWS

OF

AFRO DOLLAR INC.

ARTICLE I

OFFICES

1.1. Registered Office: The registered office shall be established and maintained at 8704 S. Loomis, Chicago and KEITH COLEMAN shall be the registered agent of the Corporation in charge thereof.

1.2. Other Offices: The Corporation may have other offices, either within or outside the State of incorporation, at such place or places as the Board of Directors may from time to time appoint or the business of the Corporation may require, provided, however, that the Corporation's books and records shall be maintained at such place within the continental United States as the Board of Directors shall from time to time designate.

ARTICLE II

STOCKHOLDERS

2.1. Place of Stockholders' Meetings: All meetings of the stockholders of the Corporation shall be held at such place or places, within or outside the State of incorporation as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any designated place, but may instead be held solely by means of remote communication. Stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.2. Date and Hour of Annual Meetings of Stockholders: If there is a failure to hold the annual meeting or to take action by written consent to elect Directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the Corporation, its last annual meeting or the last action by written consent to elect Directors in lieu of an annual meeting, a court of competent jurisdiction may summarily order a meeting to be held upon the application of any stockholder or Director.

2.3. Purpose of Annual Meetings: At each annual meeting, the stockholders shall elect the members of the Board of Directors for the succeeding year. At any such annual meeting any further proper business may be transacted.

2.4. Special Meetings of Stockholders: Special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the Board of Directors, President or by the Chairman of the Board of Directors, or at the request in writing by stockholders of record owning at least fifty (50%) percent of the issued and outstanding voting shares of common stock of the Corporation.

2.5. Notice of Meetings of Stockholders: Except as otherwise expressly required or permitted by law, not less than ten days nor more than sixty days before the date of every stockholders' meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting, written notice, served personally by mail or by telegram, stating the following: the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting; and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice, if mailed shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address for notices to such stockholder as it appears on the records of the Corporation. Any notice to stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is to be given.

2.6. Quorum of Stockholders:

(a) Unless otherwise provided by the Certificate of Incorporation or by law, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of the votes thereat shall constitute a quorum. The withdrawal of any stockholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) At any meeting of the stockholders at which a quorum shall be present, a majority of voting stockholders, present in person or by proxy, may adjourn the meeting from time to time without notice other than announcement at the meeting so long as the time, place, if any, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. In the absence of a quorum, the Officer presiding thereat shall have power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given except as provided in paragraph (d) below and except where expressly required by law.

(c) At any adjourned session at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d) However, if an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7. Chairman and Secretary of Meeting: The President, shall preside at meetings of the stockholders. The Secretary shall act as secretary of the meeting or if he is not present, then the presiding Officer may appoint a person to act as secretary of the meeting.

2.8. Voting by Stockholders: Except as may be otherwise provided by the Certificate of Incorporation or these by-laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the Corporation on the record date for the meeting. Except as otherwise provided by these by-laws, all elections and questions shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

2.9. Proxies: Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. A proxy may be in writing, subscribed by the stockholder or his duly authorized attorney-in-fact, but need not be dated, sealed, witnessed or acknowledged, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy calls for a longer period. A stockholder may authorize another person to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram or other means of electronic transmission to the proxyholder, provided that any such communication must either set forth or be submitted with information from which it can be determined that such communication was authorized by the stockholder.

2.10. Inspectors: The election of Directors and any other vote by ballot at any meeting of the stockholders shall be supervised by one or more inspectors. Such inspectors may be appointed by the presiding Officer before or at the meeting; or if one or both inspectors so appointed shall refuse to serve or shall not be present, such appointment shall be made by the Officer presiding at the meeting.

2.11. List of Stockholders:

(a) At least ten days before every meeting of stockholders, the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b) For a period of at least ten days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, either at the principal place of business of the Corporation during ordinary business hours or on a reasonably accessible electronic network, and the information required to gain access to such list is provided with the notice of the meeting. If the meeting is to be held at a designated place, then the list shall be produced and kept at the time and place where the meeting is to be held and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall be open to inspection of any stockholder during the meeting on a reasonably accessible electronic network and the information required to access such list shall be provided with the notice of the meeting.

(c) The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

2.12. Procedure at Stockholders' Meetings: Except as otherwise provided by these by-laws or any resolutions adopted by the stockholders or Board of Directors, the order of business and all other matters of procedure at every meeting of stockholders shall be determined by the presiding Officer.

2.13. Action By Consent Without Meeting: Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. An electronic transmission consenting to an action to be taken and transmitted by a stockholder, member or proxyholder or by a person authorized to act for a stockholder, member or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section provided that such electronic transmission sets forth information from which the Corporation can determine that the electronic transmission was transmitted by the stockholder or proxyholder and the date on which the stockholder or proxyholder transmitted such electronic transmission. The date on which such electronic transmission is transmitted shall be deemed the date on which such consent was signed. No consent given by electronic transmission shall be deemed delivered until reproduced in paper and delivered to the Corporation at its registered office in the state, its principal place of business or an Officer having custody of the record book of stockholder meetings in the manner provided by the Board of Directors.

ARTICLE III

DIRECTORS

3.1. Powers of Directors: The property, business and affairs of the Corporation shall be managed by its Board of Directors which may exercise all the powers of the Corporation except such as are by the law of the State of incorporation or the Certificate of Incorporation or these by-laws required to be exercised or done by the stockholders.

3.2. Number, Method of Election, Terms of Office of Directors: The number of Directors which shall constitute the Board of Directors shall be Three (3) unless and until otherwise determined by a vote of a majority of the entire Board of Directors. Each Director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, provided, however, that a Director may resign at any time. Directors need not be stockholders. All elections of Directors shall be by written ballot, unless otherwise provided in the Certificate of Incorporation; if authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

3.3. Vacancies on Board of Directors; Removal:

(a) Any Director may resign his office at any time by delivering his resignation in writing or by electronic transmission to the Chairman of the Board or to the President. The resignation will take effect at the time specified therein or, if no time is specified, it will be effective at the time of its receipt by the Corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(b) Any vacancy in the authorized number of Directors may be filled by majority vote of the stockholders and any Director so chosen shall hold office until the next annual election of Directors by the stockholders and until his successor is duly elected and qualified or until his earlier resignation or removal.

(c) Any Director may be removed with or without cause at any time by the majority vote of the stockholders given at a special meeting of the stockholders called for that purpose.

3.4. Meetings of the Board of Directors:

(a) The Board of Directors may hold its meetings, both regular and special, either within or outside the State of incorporation.

(b) Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting shall be a legal holiday, then the meeting shall be held on the next day which is not a legal holiday.

(c) The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of Officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders' meeting, no notice thereof shall be required.

(d) Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board or the President or at the written request of any one Director.

(e) The Secretary shall give notice to each Director of any special meeting of the Board of Directors by mailing the same at least three days before the meeting or by telegraphing, telexing, or delivering the same not later than the date before the meeting.

Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be given.

No notice to, or waiver by, any Director shall be required with respect to any meeting at which the Director is present.

3.5. Quorum and Action: Unless provided otherwise by law or by the Certificate of Incorporation or these by-laws, a majority of the Directors shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board, a majority of those present may adjourn the meeting from time to time. The vote of a majority of the Directors present at any meeting at which a quorum is present shall be necessary to constitute an act of the Board of Directors.

3.6. Presiding Officer and Secretary of the Meeting: The President, or, in his absence a member of the Board of Directors selected by the members present, shall preside at meetings of the Board. The Secretary shall act as secretary of the meeting, but in his absence the presiding Officer may appoint a secretary of the meeting.

3.7. Action by Consent Without Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes or proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.8. Action by Telephonic Conference: Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.9. Committees: The Board of Directors shall, by resolution or resolutions passed by a majority of Directors, designate one or more committees, each of such committees to consist of one or more Directors of the Corporation, for such purposes as the Board shall determine. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

3.10. Compensation of Directors: Directors shall receive such reasonable compensation for their service on the Board of Directors or any committees thereof, whether in the form of salary or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving in any other capacity and receiving compensation therefor.

ARTICLE IV

OFFICERS

4.1. Officers, Title, Elections, Terms:

(a) The elected Officers of the Corporation shall be a President, a Vice President, a Treasurer and a Secretary, and such other Officers as the Board of Directors shall deem advisable. The Officers shall be elected by the Board of Directors at its annual meeting following the annual meeting of the stockholders, to serve at the pleasure of the Board or otherwise as shall be specified by the Board at the time of such election and until their successors are elected and qualified.

(b) The Board of Directors may elect or appoint at any time, and from time to time, additional Officers or agents with such duties as it may deem necessary or desirable. Such additional Officers shall serve at the pleasure of the Board or otherwise as shall be specified by the Board at the time of such election or appointment. Two or more offices may be held by the same person.

(c) Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

(d) Any Officer may resign his office at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified, at the time of its receipt by the Corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(e) The salaries of all Officers of the Corporation shall be fixed by the Board of Directors.

4.2. Removal of Elected Officers: Any elected Officer may be removed at any time, either with or without cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the Directors then in office.

4.3. Duties:

(a) President: The President shall be the principal executive Officer of the Corporation and, subject to the control of the Board of Directors, shall supervise and control all the business and affairs of the Corporation. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall see that all orders and resolutions of the Board of Directors are carried into effect (unless any such order or resolution shall provide otherwise), and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

(b) Treasurer: The Treasurer shall: (1) have charge and custody of and be responsible for all funds and securities of the Corporation; (2) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; (3) deposit all such moneys in the name of the Corporation in such banks, trust companies, or other depositaries as shall be selected by resolution of the Board of Directors; and (4) in general perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. He shall, if required by the Board of Directors, give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

(c) Secretary: The Secretary shall: (1) keep the minutes of the meetings of the stockholders, the Board of Directors, and all committees, if any, of which a secretary shall not have been appointed, in one or more books provided for that purpose; (2) see that all notices are duly given in accordance with the provisions of these by-laws and as required by law; (3) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal, is duly authorized; (4) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (5) have general charge of stock transfer books of the Corporation; and (6) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

ARTICLE V

CAPITAL STOCK

5.1. Stock Certificates:

(a) Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the President or a Vice President and by the Treasurer or the Secretary, certifying the number of shares owned by him.

(b) If such certificate is countersigned by a transfer agent other than the Corporation or its employee, or by a registrar other than the Corporation or its employee, the signatures of the Officers of the Corporation may be facsimiles, and, if permitted by law, any other signature may be a facsimile.

(c) If any Officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such Officer at the date of issue.

(d) Certificates of stock shall be issued in such form not inconsistent with the Certificate of Incorporation as shall be approved by the Board of Directors, and shall be numbered and registered in the order in which they were issued.

(e) All certificates surrendered to the Corporation shall be canceled with the date of cancellation, and shall be retained by the Secretary, together with the powers of attorney to transfer and the assignments of the shares represented by such certificates, for such period of time as shall be prescribed from time to time by resolution of the Board of Directors.

5.2. Record Ownership: A record of the name and address of the holder of such certificate, the number of shares represented thereby and the date of issue thereof shall be made on the Corporation's books. The Corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law.

5.3. Transfer of Record Ownership: Transfers of stock shall be made on the books of the Corporation only by direction of the person named in the certificate or his attorney, lawfully constituted in writing, and only upon the surrender of the certificate therefor and a written assignment of the shares evidenced thereby. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

5.4. Lost, Stolen or Destroyed Certificates: Certificates representing shares of the stock of the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed in such manner and on such terms and conditions as the Board of Directors from time to time may authorize.

5.5. Transfer Agent; Registrar; Rules Respecting Certificates: The Corporation may maintain one or more transfer offices or agencies where stock of the Corporation shall be transferable. The Corporation may also maintain one or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates.

5.6. Fixing Record Date for Determination of Stockholders of Record: The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. Such record date in any case shall be not more than sixty days nor less than ten days before the date of a meeting of the stockholders, nor more than sixty days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.7. Dividends: Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Board of Directors from time to time in its discretion deems proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the Corporation.

ARTICLE VI

SECURITIES HELD BY THE CORPORATION

6.1. Voting: Unless the Board of Directors shall otherwise order, the President, the Secretary or the Treasurer shall have full power and authority, on behalf of the Corporation, to attend, act and vote at any meeting of the stockholders of any corporation in which the Corporation may hold stock, and at such meeting to exercise any or all rights and powers incident to the ownership of such stock, and to execute on behalf of the Corporation a proxy or proxies empowering another or others to act as aforesaid. The Board of Directors from time to time may confer like powers upon any other person or persons.

6.2. General Authorization to Transfer Securities Held by the Corporation:

(a) Any of the following Officers, to wit: the President and the Treasurer shall be, and they hereby are, authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by the Corporation, and to make, execute and deliver, under the seal of the Corporation, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

(b) Whenever there shall be annexed to any instrument of assignment and transfer executed pursuant to and in accordance with the foregoing paragraph (a), a certificate of the Secretary of the Corporation in office at the date of such certificate setting forth the provisions of this Section 6.2 and stating that they are in full force and effect and setting forth the names of persons who are then Officers of the Corporation, then all persons to whom such instrument and annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to act in reliance upon the assumption that the shares of stock or other securities named in such instrument were theretofore duly and properly transferred, endorsed, sold, assigned, set over and delivered by the Corporation, and that with respect to such securities the authority of these provisions of the by-laws and of such Officers is still in full force and effect.

ARTICLE VII

MISCELLANEOUS

7.1. Signatories: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

7.2. Seal: The seal of the Corporation shall be in such form and shall have such content as the Board of Directors shall from time to time determine.

7.3. Notice and Waiver of Notice: Whenever any notice of the time, place or purpose of any meeting of the stockholders, Directors or a committee is required to be given under the law of the State of incorporation, the Certificate of Incorporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

7.4. Indemnity: The Corporation shall indemnify its Directors, Officers and employees to the fullest extent allowed by law, provided, however, that it shall be within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding, and provided further that the Board of Directors may make a determination that indemnification of the Director, Officer or employee is improper because he has failed to act in good faith and in the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

7.5. Fiscal Year: Except as from time to time otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on DECEMBER 31.

Exhibit 3
COMMON STOCK-SAMPLE

JT 1334

NUMBER

SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS

AFRO DOLLAR INC.

100,000,000 SHARES PAR VALUE $.01 EACH

This Certifies That ______________________ is the owner of
______________________ full paid and non-assessable

COMMON STOCK OF AFRO DOLLAR INC.

transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation,

this __________ day of __________ A.D. __________



__________ SECRETARY

__________ PRESIDENT

THOUSANDS 0 1 2 3 4 5 HUNDS TENS UNITS 1 1 1 2 2 2 3 3 3 4 4 4 5 5 5 6 6 6 7 7 7 8 8 8 9 9 9 0 0 0 SHARES

SAMPLE

Exhibit 4

STOCK SUBSCRIPTION AGREEMENT

STOCK SUBSCRIPTION-AFRO DOLLAR INC.
AFRO DOLLAR INC.
Make CHECK Payable to: **AFRO DOLLAR Inc. Escrow****

Buyer/s
Name: ______________________________
Address: ______________________________

By: ______________________
(Sign Here)

____
(Sign Here if Joint Subscriber)

Number #Shares: __________x $10.00/Share Amount Enclosed:$__________

Accepted:
AFRO DOLLAR INC.
3 First National Plaza | Suite1400 | Chicago, IL 60602 | office (312) 578-0100 | fax (312) 578-20111

SUBSCRIBER INFORMATION
I. Information for Individual/Joint Subscriber

A. Name of Subscriber: ______________________________

B. Social Security Number/s: ______________________________

C. Address: ______________________________

D. Home Telephone Number: ______________________________

E. Business Telephone Number: ______________________________

F. Facsimile Number: ______________________________

****

II. Information for Trust or Other Entity
A. Name of Subscriber:
____

B. Name/Title of Authorized Person______________________________
B. Federal Tax ID Number: ______________________________
C. Address: ______________________________
D. Telephone Number: ______________ E. Facsimile Number________

Exhibit 5

VOTING TRUST AGREEMENT

NONE- N/A

Exhibit 6A-
INTELLECTUAL PROPERTY AGREEMENT

Intellectual Property Agreement:

African American Face Reserve Obligation Inc. and AFRO Dollar Inc.

This Intellectual Property Agreement is made on August 31, 2011 by African American Face Reserve Obligation Inc., hereby referred to as the "Grantor" and AFRO Dollar Inc, (Illinois corporation) having its main office at 3 First National Plaza Chicago Illinois 60610, hereby referred to as the "Grantee". This Intellectual Property Agreement is made to confirm that the Grantor grants to the Grantee a choice to obtain license and use for name rights, copy rights, trade name, trademarks, service marks, process rights, color rights, certain artistic and production rights. The Grantor will however hold the Intellectual Property rights of the African American Face Reserve Obligation Inc product/property/creative work of A.F.R.O. Dollars. The Grantee hereby agree to comply with all the terms and conditions set forth in this contract as is the case with all Intellectual Property Agreements of the state of Illinois. The Grantee confirms that he/she will not do anything to violate the clauses listed down in the agreement. Both parties have discussed all the intricacies involved in this Intellectual Property Agreement, the specifics of which are as under:

1. COPYRIGHT AND TRADEMARK

The Grantee, having discussed all details pertaining to this Intellectual Property Agreement with the Grantor has agreed to respect the Grantor's need to protect his/her Intellectual Property Rights of the product/property/creative work. As in all Intellectual Property Agreements, the copyright and trademark of the property will remain with the Grantor, African American Face Reserve Obligation Inc.

2. *OWNERSHIP*

The Grantor hereby takes complete ownership of the property and confirms to the Grantee the authenticity of his product/property.

2. TERM & PERIOD OF THE AGREEMENT

This Intellectual Property Agreement, valid for TEN (10) years is effective from August 31, 2011 and will last until August 31, 2021. The agreement however can be terminated by either party with prior notice of 60 days. The Grantor can abruptly terminate the contract before the termination date upon violation of any/all terms and conditions specified in the Intellectual Property Agreement.

3. RENEWAL OF AGREEMENT

Intellectual Property Agreements can be renewed after termination of the contract by signing a renewal agreement.

4. FEE AND COST

The Grantee will pay a total amount of One Million Six Hundred Thousand Dollars ($1,500,000) to the Grantor for the use of the said property. An initial fee of Ten Thousand ($ 10,000) will be paid by the Grantee to the Grantor on August 31, 2011. The Balance of One Million Five Hundred Ninety Thousand ($1,490,000) is due on or before December 31, 2011. AFRO Dollar Inc. will pay the Grantor, 8% royalty of cost of merchandise sold. Payable quarterly. AFRO Dollar Inc. will pay the Grantor, $1.00 per month, per any (Credit, Debit, Gift, Store Value, Private Label) Card issued, or (electronic, mobile) account issued; payable quarterly.

PRIVACY AND CONFIDENTIALITY

Intellectual Property Agreements ensure that both party shall maintain confidentiality and will not disclose any information agreed upon in this agreement to any third party unless required in the course of business, which will be agreed upon by mutual consent.

6. PLAN OF ACTION

The Grantee shall discuss the preliminary business plan with the Grantor to decide how he/she plans to commercialize the obtained rights. Both parties must agree upon a set plan of action as per the Intellectual Property Agreements of the state.

7. WARRANTY

As the use of the property/product/creative work is experimental by nature, the Grantor will not provide any warranty to the Grantee regarding any losses or damage that may incur to the Grantee or to any third party during the course of the business.

8. WAIVER

There will not be any changes or waiver of any fees listed in the agreement unless agreed by the Grantor in writing. This Intellectual Property Agreement has been agreed upon by both the Grantor and the Grantee. IN WITNESS WHEREOF, both parties have appointed their respective authorized representatives to execute the agreement on August 31 2011.

GRANTOR

By: Name: African American.
Face Reserve Obligation Inc.

Designation: Director

Address: 1711 East 71st Street
Chicago, Illinois 60649

Date: August 31, 2011

GRANTEE

By: Name: Keith Coleman

Designation: Director

Address: 3 First National Plaza
Chicago, ILL 60602

Date: August 31, 2011

WITNESS:

1. Name: _____John Porter________________________________

Occupation:______Chief Marketing Officer__________________

Address:_______3 First National Plaza, Chicago, Illinois__________________



Signature: ____

2. Name: ____

Occupation: ____________________________

Address:____

Signature:

Exhibit 6b

LICENSING AGREEMENT

License Agreement

Derric Price, Individually and AFRO Dollar Inc.

This License Agreement is made on August 31, 2011 between Derric Price, individually, herein referred to as the "Licensor", whose address is 4207 Broadway, Gary Indiana 46409, and AFRO Dollar Inc. herein referred to as the "Licensee", whose address is 3 First National Plaza Chicago, Illinois 60602. Both parties have discussed all details in the agreement and have decided to enter into this contract with mutual consent, the particulars of which are as follows:

1. LICENSED MATERIAL – PROPRIETARY SECURITY SOFTWARE, SECURITY DESIGN, TRADE SECRET, DATA, ALGORITHMS, COPYRIGHT AND TRADEMARK USE

The Licensee having completed all formalities in accordance with this

License Agreement will have non-exclusive rights to use the Licensed Material which is proprietary security software, proprietary security data, film, marks, sheets, designs, data algorithms. All License Agreements by and large require the Licensee and the authorized users if any to comply with the terms and conditions set forth in the agreement. The copyright, title and trademark of the Licensed Material will remain with the Licensor. Derric Price will have the right to specify every now and then how his/her trademark should be used.

2. LICENSE PERIOD – TERM & TERMINATION

This License Agreement shall be valid for TEN (10) years, beginning from August 31, 2011. The License shall terminate on August 31 2021. Both parties may terminate this agreement with a prior notice of sixty (60) days before the decided termination date. However, the Licensor holds the right to abruptly terminate the contract before the termination period if the Licensee, after signing the contract refuses to comply with any of the terms and condition set forth in the License Agreement. Upon termination of this contract, as is common with all License Agreements, all rights granted in this License Agreement will be non-existent.

3. RENEWAL

All License Agreements are renewable upon termination of the contract unless either party gives a written notice regarding non-renewal of the License.

4. FEES

The Licensee shall pay a total amount of Two Million Five Hundred Thousand $ 2,400,000 to the Licensor for the use of the Licensed material. Partial amount of $10,000.00 will be paid by the Licensee to the Licensor on August 31, 2011. Once the Licensor hands over all the documents, materials and details required to start the business on or before December 31, 2011, the Licensee will pay the remaining amount of Two Million Three Hundred Ninety Thousand $ 2,390,000.00 on the same day.

5. AUTHORIZED USER CONDITIONS

The Licensee must educate the authorized users regarding the terms, conditions, limitations and proper usage of the licensed material.

6. WARRANTY ASSURANCE

The Licensor as in all License Agreements assures to the Licensee that any use of the Licensed Material by the Licensor and the Authorized Users will not harm any third party nor will it violate the copyright laws of the state of Illinois.

7. LOSSES AND DAMAGES

Either party will not hold the other responsible for any loss, damage or injuries that has been sustained by any third party.

8. DELAY IN ACQUIRING LICENSE

The Licensee shall not hold the Licensor responsible in any way for the default or delay in acquiring the License if the default/delay is due to any external factors – Government orders, or natural conditions that might interfere with acquiring License.

9. AMENDMENT/WAIVER

No amendment or waiver of any fees listed in the agreement is possible unless agreed by the Licensor in writing.

10. ADDITIONAL LICENSES

Any additional License relating to the agreed upon Licensed Material OR the Licensee's service area can be issued from time to time by the Licensor. However, this will be agreed upon in writing by the Licensor. This agreement as all other License Agreements has been agreed upon by both the Licensor and the Licensee.

IN WITNESS WHEREOF, both parties have appointed their respective authorized representatives to execute the agreement on August 31, 2011.

Derric Price



By: Name: Derric Price

Designation:_Individually________

Address _4207 Broadway______
Gary, Indiana 46409

Phone Number: 219-214-0197____

AFRO Dollar Inc.



By: Name: Keith Coleman

Designation:___Director________

Address: 3 First National Plaza,
Chicago, Illinois 60602

Phone Number:_312-578-0100__

WITNESS:

1. Name: _____John Porter_______________________________________

Occupation: _____Chief Marketing Officer, Director______________________________

Address: ________3 First National Plaza, Chicago, Illinois 60602__________

Signature: 

2. Name: ____

Occupation: ____

Address: ____

Signature: ____

Exhibit 7

MATERIAL FOREIGN PATENTS

NONE- N/A

Exhibit 8

PLAN OF ACQUISITION, REORGANIZATION

NONE- N/A

Exhibit 9

ESCROW AGREEMENT

SUBSCRIPTION ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this *"Agreement"*), dated effective as of September 8, 2011, is between the undersigned whose name appears on the signature page hereof (*"Depositor"*) and ZAKEYA LEONA BROOKINS, (*"Escrow Agent"*).

RECITALS

A. AFRO Dollar Inc., a Illinois corporation with its main office located at 3 First National Plaza Chicago, Illinois 60602 (*"Issuer"*), will be conducting a Securities and Exchange (SEC) Regulation A offering (the *"Public Offering"*) of up to 500,000 of shares of Common Stock, $.01 par value per share (the *"Common Stock"*), at a purchase price of $10.00 per share, pursuant to which Issuer will solicit and collect subscription funds from subscribers to the Public Offering.

B. To provide assurance to Issuer that Depositor will have the funds available to subscribe for shares of the Common Stock, Depositor desires to establish an escrow account with Escrow Agent for the purpose of holding the funds that Depositor intends to use for this purpose (the *"Subscription Funds"*).

C. Escrow Agent has agreed to hold and disburse the Subscription Funds in accordance with the provisions of this Agreement.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, the mutual promises, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Depositor and Escrow Agent hereby agree as follows:

PURCHASE OF LOAN

Appointment; Acceptance. Depositor hereby appoints Zakeya Brookins as Escrow Agent under this Agreement to hold the Subscription Funds in escrow on behalf of Depositor, and Zakeya Brookins hereby accepts such appointment agrees to act as Escrow Agent in accordance with the terms and conditions of this Agreement.

Establishment of Escrow Account. Upon execution of this Agreement, Depositor shall establish an account with Escrow Agent, which account shall be entitled "Escrow for AFRO Dollar Inc. Common Stock Offering" (the *"Escrow Account"*). The escrow account has been opened with Bank of America at its branch located at 140 South Ashland, Chicago, Illinois 60607. The account number is 002910608189. Escrow Agent is the sole signatory on the account.

Deposit of Subscription Funds. Depositor will from time to time deposit funds into the Escrow Account.

Account Statements, Non-Collectible Funds and Discrepancies. Escrow Agent shall promptly notify Depositor, in writing, of the receipt by Escrow Agent of any non-collectible funds or other discrepancies with respect to funds received by Escrow Agent and shall deliver to Issuer monthly account statements with respect to Subscription Funds on deposit in the Escrow Account. At the direction of Depositor, Escrow Agent will provide notice to any party identified by Depositor of the amount held in the Escrow Account.

Escrow Period and Term of Agreement. The escrow period ("*Escrow Period*") shall begin with the date of this Agreement and shall terminate upon the occurrence of the following:

Such time as Depositor has directed Escrow Agent to disburse all Subscription Funds to Depositor; or

Such other time as Depositor directs Escrow Agent in writing to close the Escrow Account.

Issuer shall not be entitled to any funds on deposit in the Escrow Account (except as released by Depositor pursuant to 0), and no such funds shall become the property of Issuer or any other entity nor shall such funds be subject to the debts of Issuer or any other entity (except as released by Depositor pursuant to 0). The term of this Agreement shall end upon the earliest to occur of the events described in 0 or 0.

Disbursements From the Escrow Account.

Upon receipt of a written request for disbursement executed by Depositor accompanied by Depositor's statement that Depositor has subscribed for a minimum of 20,000 shares of Common Stock, Escrow Agent shall: (i) disburse to Issuer the Subscription Funds; and (ii) disburse investment earnings on the Subscription Funds to Issuer.

Upon receipt of a written request for disbursement executed by Depositor accompanied by Depositor's statement that Depositor has decided not to subscribe for shares of Common Stock, then Escrow Agent shall disburse to Depositor the Subscription Funds and all investment earnings thereon.

Investment of Subscription Funds. The Subscription Funds shall be invested and reinvested by Escrow Agent in the investments as shall be directed in writing by Depositor and as shall be reasonably acceptable to Escrow Agent until disbursed as provided in this Agreement. Escrow Agent will provide investment trade confirmations to Depositor reflecting transactions executed on behalf of the Subscription Funds. Escrow Agent shall have the right to liquidate any investments held in order to make required disbursements under this Agreement. Escrow Agent shall have no liability for any loss sustained as a result of any investment prior to its maturity or for the failure of Depositor to give investment instructions to Escrow Agent. Investment orders may be executed through Escrow Agent or one or more affiliates or agents of Escrow Agent, and Escrow Agent or such affiliates or agents may receive compensation in connection therewith in addition to the compensation to Escrow Agent for its services hereunder.

PROVISIONS AS TO ESCROW AGENT

Limitation of Escrow Agent's Capacity.

This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. This Agreement constitutes the entire agreement among Escrow Agent and Depositor in connection with the subject matter of this Agreement, and no other agreement entered into between the parties shall be considered as adopted or binding, in whole or in part, upon Escrow Agent notwithstanding that any such other agreement may be referred to herein or deposited with Escrow Agent or Escrow Agent may have knowledge thereof, and Escrow Agent's rights and responsibilities shall be governed solely by this Agreement.

Escrow Agent acts hereunder as an escrow agent only, and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction or request furnished to it hereunder, including the authority or the identity of any signer thereof, believed by it to be genuine and Escrow Agent may relay and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be its duty to notify, any party hereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any investment deposited herewith.

Authority to Act.

Escrow Agent is hereby authorized and directed by the undersigned to deliver the subject matter of this Agreement only in accordance with the provisions of 0 of this Agreement.

Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document, including the authority or the identity of any signer thereof, which Escrow Agent in good faith believes to be genuine and what it purports to be, including items directing investment or non-investment of funds, items requesting or authorizing release, disbursement or retention of the subject matter of this Agreement and items amending the terms of this Agreement.

Escrow Agent may consult with legal counsel, as may be reasonably necessary, and with the reasonable cost and expense thereof to be the responsibility of Depositor, in the event of any dispute or question as to the construction of any provisions hereof or its duties hereunder, and Escrow Agent shall incur no liability and shall be fully protected in acting in accordance with the advice of such counsel.

In the event of any disagreement between any of the parties to this Agreement, or between any of them and any other person, resulting in adverse claims or demands being made in connection with matters covered by this Agreement, or in the event that Escrow Agent is in doubt as to what action it should take hereunder, Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, Escrow Agent shall not be or become liable in any way or to any person for its failure or refusal to act, and Escrow Agent shall be entitled to continue so to refrain from acting until: (i) the rights of all interested parties shall have been fully

and finally adjudicated by a court of competent jurisdiction; or (ii) all differences shall have been adjudged and all doubt resolved by agreement among all of the interested persons, and Escrow Agent shall have been notified thereof in writing signed by all such persons. Notwithstanding the foregoing, Escrow Agent may in its discretion obey the order, judgment, decree or levy of any court, whether with or without jurisdiction, or of any agency of the United States or any political subdivision thereof, or of any agency of state or of any political subdivision thereof, and Escrow Agent is hereby authorized in its sole discretion, to comply with and obey any such orders, judgments, decrees or levies. The rights of Escrow Agent under this subsection are cumulative of all other rights which it may have by law or otherwise.

If any controversy arises between the parties with respect to this Agreement, or if Escrow Agent resigns and the parties fail to select another Escrow Agent to act in its stead, Escrow Agent shall have the right to institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties.

<u>Compensation; Indemnification</u>.

Escrow Agent shall be entitled to reasonable compensation as well as reimbursement for its reasonable costs and expenses incurred in connection with the performance by it of services under this Agreement (including reasonable fees and expenses of Escrow Agent's legal counsel) and Depositor agrees to so pay Escrow Agent reasonable compensation and reimburse Escrow Agent for reasonable costs and expenses. The parties hereto agree that fees shall be due and payable on the effective date hereof in the amount of $1,000.00 (One Thousand Dollars) for Escrow Agent's services under this Agreement. No such fee or reimbursement of expenses shall be paid out of or chargeable to the Subscription Funds on deposit in the Escrow Account.

Depositor agrees to indemnify and hold Escrow Agent, its affiliates and their officers, employees, successors, assigns, attorneys and agents (each an "Indemnified Party") harmless from all losses, costs, claims, demands, expenses, damages, penalties and attorney's fees suffered or incurred by any Indemnified Party as a result of anything which it may do or refrain from doing in connection with this Agreement or any litigation or cause of action arising from or in conjunction with this Agreement or involving the subject matter hereof or Subscription Funds or monies deposited hereunder or for any interest upon any such monies, including arising out of the negligence of Escrow Agent; provided that the foregoing indemnification shall not extend to the gross negligence or willful misconduct of Escrow Agent. This indemnity shall include all reasonable costs incurred in conjunction with any interpleader which Escrow Agent may enter into regarding this Agreement.

<u>Miscellaneous</u>.

Escrow Agent shall make no disbursement, investment or other use of funds until and unless it has collected funds. Escrow Agent shall not be liable for collection items until the proceeds of the same in actual cash have been received or the Federal Reserve has given Escrow Agent credit for the funds.

Escrow Agent may resign at any time by giving written notice to the parties hereto, whereupon the parties will immediately appoint a successor escrow agent. Until a successor escrow agent has been named and accepts its appointment or until another disposition of the subject matter of this Agreement has been agreed upon by all parties hereto, following such resignation notice, Escrow Agent shall be discharged of all of its duties hereunder except to retain in safekeeping the monies in the Escrow Account.

All representations, covenants and indemnifications contained in this 0 shall survive termination of this Agreement.

GENERAL PROVISIONS

Discharge of Escrow Agent. Upon the delivery of all of the monies pursuant to the terms of this Agreement, the duties of Escrow Agent shall terminate and Escrow Agent shall be discharged from any further obligation.

Instructions. Where directions from more than one of the undersigned are required, such directions or instructions may be given by separate instruments of similar tenor. Attached hereto as Schedule 1 (the "*Security Schedule*") is a list of authorized signatories (with signature identification) and authorized call-back persons for Depositor under this Agreement. If instructions or directions are given, whether in writing, by telecopier or otherwise, Escrow Agent is authorized, but is not required or obligated, to seek confirmation of such instructions or directions by telephone call-back to the person or persons designated on the Security Schedule, and Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The authorized signatories and the persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by Escrow Agent, and in the case of an addition of an authorized signator y, accompanied by an incumbency certificate with signature identification certified by an existing authorized signatory. If Escrow Agent is unable to contact any of the authorized representatives identified in the Security Schedule for call-back confirmation, Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of Depositor's officers. Such officer shall deliver to Escrow Agent a fully executed incumbency certificate certified by an existing authorized signatory, and Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

Notice. Any payment, notice, request for consent, report, or any other communication required or permitted in this Agreement shall be in writing and shall be deemed to have been given when: (i) transmitted by telecopier; (ii) personally delivered; (iii) one (1) day after deposit with an overnight mail or delivery service, postage prepaid; or (iv) three (3) days after deposit in a postal box maintained by the United State Postal Service delivered to the party hereunder specified registered or certified mail, with return receipt requested, postage prepared and addressed as follows:

If to Depositor:

Derric Price
70 West Madison
Chicago, Illinois 60602
312-578-0100
Fax: [(_312__) 578-0111__]
Email:

If to Escrow Agent: Law Office of Zakeya L. Brookins
9311 South Ashland Avenue
Chicago, Illinois 60620
773-895-7229
Attn: [__Zakeya Brookins__________]
Fax: [__773-895-7229___________]
Email: [_Brookinstaxlaw@gmail.com___]

or at such other address or to such other party which any party entitled to receive notice hereunder designates to the other in writing from time to time.

Governing Law. This Agreement is being made in and is intended to be construed according to the laws of the State of Illinois, without giving effect to the principles of conflicts of laws. This Agreement shall inure to and be binding upon the parties hereto and their respective or permitted successors, heirs and assigns; *provided, however*, this Agreement may not be assigned without the written consent of each party hereto.

Construction.

Except as otherwise indicated, all Article, Section, Exhibit and Schedule references in this Agreement shall be deemed to refer to the Articles, Sections, Exhibits and Schedules in or to this Agreement, and all Exhibits and Schedules attached and referred to in this Agreement are hereby incorporated herein as if fully set forth in this Agreement.

None of the Article, Section, Exhibit or Schedule headings shall be used in construing this Agreement.

Masculine, feminine, or neuter gender and the singular and the plural number shall each, be considered to include the other whenever the context so requires.

All references to "including" means "including, but not limited to."

Amendment. This Agreement may be altered, amended, modified or revoked only by an instrument in writing signed by the undersigned and Escrow Agent.

Force Majeure. Escrow Agent shall not be liable to the undersigned for any loss or damage arising out of any acts of God, strikes, equipment or transmission failure, war terrorism, or any other act or circumstance beyond the reasonable control of Escrow Agent.

Written Agreement. This Agreement represents the final agreement between the parties, and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed one original, but all of which shall constitute one and the same instrument.

Procedures. The parties to this Agreement acknowledge and agree that the terms, conditions and procedures set forth herein are commercially reasonable.

In Witness Whereof, Depositor and Escrow Agent, in each case acting by and through their duly authorized and incumbent representatives, have executed this Agreement as of the day and year first above written.

Escrow Agent:

Zakeya L. Brookins

Depositor:

By: __________________________

Derric Price

Exhibit 10

CONSENTS

NONE- N/A

Exhibit 11

OPINION re LEGALITY

LAW OFFICE OF ZAKEYA L. BROOKINS

9321 South Ashland Avenue
Chicago, Illinois 60620

September 25, 2011

Board of Directors
AFRO Dollar, Inc.
3 First National Plaza
Chicago, Illinois 60602

Re: AFRO Dollar, Regulation A

Gentlemen:

In connection with the foregoing, we have examined or are familiar with the Articles of Incorporation of the Company, AFRO DOLLAR INC.

Based upon the foregoing and subject to the additional qualifications set forth below, we are of the opinion that:

1. The Company is validly existing as a corporation and in good standing under Illinois law.

2. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.01 par value.

The Common Shares have been duly authorized, and when issued, delivered and paid for in accordance with the Subscription Agreement, will be validly issued, fully paid and nonassessable.

Respectfully,



Zakeya L. Brookins
Attorney at Law

Exhibit 12
SALES MATERIAL-TOMBSTONE

NONE

Exhibit 13
TEST THE WATER MATERIAL

NONE- N/A

Exhibit 14

APPOINTMENT OF AGENT OF SERVICE

Exhibit 15
ADDITIONAL AGREEMENTS

NONE- N/A

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on, October 1, 2011.

(Issuer)____________ AFRO DOLLAR Inc. ______________



By Derric Price, Chief Executive Officer